July 31, 2008

Mr. Mark Kronforst
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:          Intermec, Inc.
Extension Request
File No. 001-13279
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-K/A for Fiscal Year Ended December 31, 2007
        Definitive Proxy Statement on Schedule 14A

Dear Mr. Kronforst,

This letter is to confirm that we need to request an additional extension to the date for the submission of our response to your letter dated July 1, 2008, from our extended response date of  July 30, 2008, to August 8, 2008.

Thank you for your consideration.  The extended submission date will permit us to fully and properly respond to the points raised in your letter.

Sincerely,

/s/ Lanny H. Michael

Lanny H. Michael
Senior Vice President and Chief Financial Officer
Intermec, Inc.